As filed with the Securities and Exchange Commission on August 28, 2020

Securities Act File No. 333-234592

Investment Company Act File No. 811-23489

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

☑	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐	Pre-Effective Amendment No.
☑	Post-Effective Amendment No. 1

and

☑	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☑	Amendment No. 5

Nuveen Dynamic Municipal Opportunities Fund

Exact Name of Registrant as Specified in Declaration of Trust

333 West Wacker Drive, Chicago, Illinois 60606

Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

(800) 257-8787

Registrant’s Telephone Number, including Area Code

Gifford R. Zimmerman

Vice President and Secretary

333 West Wacker Drive

Chicago, Illinois 60606

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service.

Copies of Communications to:

David P. Glatz	Eric F. Fess	David E. Wohl
Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive Suite 1601 Chicago, Illinois 60606	Chapman and Cutler LLP 111 W. Monroe Chicago, Illinois 60603	Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153

If this form is a post-effective amendment filed pursuant Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒  Registration No. 333-234592

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-234592) of Nuveen Dynamic Municipal Opportunities Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25: Financial Statements and Exhibits

1.	Financial Statements:

Financial statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the 1940 Act have been filed with Pre-effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-234592).

2.	Exhibits:

a.	Declaration of Trust dated November 4, 2019 is incorporated by reference to the initial Registration Statement filed on November 8, 2019, on Form N-2 for Registrant.

b.1	By-laws of Registrant is incorporated by reference to the initial Registration Statement filed on November 8, 2019, on Form N-2 for Registrant.

b.2	By-laws of Registrant, as amended April 2, 2020 is incorporated by reference to Registration Statement filed on June 19, 2020, on Form N-2 for Registrant.

c.	None.

d.	None.

e.	Terms and Conditions of the Automatic Dividend Reinvestment Plan is incorporated by reference to Registration Statement filed on June 19, 2020, on Form N-2 for Registrant.

f.	None.

g.1	Investment Management Agreement dated July 10, 2020 is incorporated by reference to Registration Statement filed on July 20, 2020, on Form N-2 for Registrant.

g.2	Sub-Advisory Agreement dated July 10, 2020 is incorporated by reference to Registration Statement filed on July 20, 2020, on Form N-2 for Registrant.

h.1	Underwriting Agreement.

h.2	Specimen Dealer Letter Agreement.(1)

h.3	Specimen Nuveen Master Selected Dealer Agreement.(1)

h.4	Specimen Morgan Stanley & Co. LLC Master Selected Dealers Agreement.(1)

h.5	Specimen Morgan Stanley & Co. LLC Master Agreement Among Underwriters.(1)

h.6	Morgan Stanley & Co. LLC Structuring and Syndication Fee Agreement

h.7	BofA Securities, Inc. Structuring Fee Agreement

h.8	UBS Securities LLC Structuring Fee Agreement

h.9	Wells Fargo Securities, LLC Structuring Fee Agreement

h.10	Ameriprise Financial Services, LLC Fee Agreement

h.11	RBC Capital Markets, LLC Fee Agreement

h.12	Stifel, Nicolaus & Company, Incorporated Fee Agreement

h.13	Hilltop Securities Inc. Fee Agreement

h.14	Pershing LLC Fee Agreement

h.15	Wedbush Securities Inc. Fee Agreement

h.16	GMS Group, LLC Fee Agreement

h.17	BB&T Securities, LLC Fee Agreement

i.	Nuveen Open-End and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees, as amended and restated May 8, 2020 is incorporated by reference to Registration Statement filed on June 19, 2020, on Form N-2 for Registrant.

j.1	Amended and Restated Master Custodian Agreement between Registrant and State Street Bank and Trust Company dated July 15, 2015 (the “Custodian Agreement”) is incorporated by reference to Registration Statement filed on June 19, 2020, on Form N-2 for Registrant.

j.2	Appendix A to Custodian Agreement dated June 11, 2020 is incorporated by reference to Registration Statement filed on June 19, 2020, on Form N-2 for Registrant.

j.3	Amendment to the Amended and Restated Custodian Agreement dated July 31, 2020 is incorporated by reference to Registration Statement filed on August 25, 2020, on Form N-2 Registrant.

k.1	Transfer Agency and Service Agreement between Registrant and Computershare Inc. and Computershare Trust Company, N.A. dated June 15, 2017 (the “Transfer Agency Agreement”) is incorporated by reference to Registration Statement filed on June 19, 2020, on Form N-2 for Registrant.

k.2	Amended and Restated Schedule A to the Transfer Agency Agreement dated July 20, 2020 is incorporated by reference to Registration Statement filed on July 27, 2020, on Form N-2 for Registrant.

l.1	Opinion and Consent of Stradley Ronon Stevens & Young, LLP is incorporated by reference to Registration Statement filed on August 25, 2020, on Form N-2 for Registrant.

l.2	Opinion and Consent of Morgan, Lewis & Bockius LLP is incorporated by reference to Registration Statement filed on August 25, 2020, on Form N-2 for Registrant.

1.3	Consent of Stradley Ronon Stevens & Young, LLP.

1.4	Consent to Morgan, Lewis & Bockius LLP.

m.	Not Applicable.

n.	Consent of KPMG LLP.

o.	None.

p.	Subscription Agreement of Nuveen Fund Advisors dated June 15, 2020 is incorporated by reference to Registration Statement filed on June 19, 2020, on Form N-2 for Registrant.

q.	None.

r.1	Code of Ethics and Reporting Requirements of Nuveen (including affiliated entities) and the Nuveen Funds, as amended August 26, 2019 is incorporated by reference to Registration Statement filed on June 19, 2020, on Form N-2 for Registrant.

r.2	Code of Ethics for the Independent Trustees of the Nuveen Funds, as amended May 23, 2019 is incorporated by reference to Registration Statement filed on June 19, 2020, on Form N-2 for Registrant.

s.	Powers of Attorney.

(1)	Specimen agreement between principal underwriters and dealers filed pursuant to Item 25(2)(h) of the instructions to Form N-2.

Item 26: Marketing Arrangements

Reference is made to the Form of Underwriting Agreement filed as Exhibit h.1 to this Registration Statement.

See Paragraph e of the Specimen Dealer Letter Agreement filed as Exhibit h.2 to this Registration Statement.

See Sections 2 and 3 of the Specimen Nuveen Master Selected Dealer Agreement filed as Exhibit h.3 to this Registration Statement.

See the Introductory Paragraph and Sections 2, 3 and 4 of the Specimen Morgan Stanley & Co. LLC Master Selected Dealers Agreement filed as Exhibit h.4 to this Registration Statement.

See the Introductory Paragraph and Sections 2, 3, 4, 5, 6, 10, 11 and 12 of the Specimen Morgan Stanley & Co. LLC Master Agreement Among Underwriters filed as Exhibit h.5 to this Registration Statement.

Item 27: Other Expenses of Issuance and Distribution

Securities and Exchange Commission fees	$25,960
Financial Industry Regulatory Authority fees	$30,500
Promotion	$250,000
Printing and engraving expenses	$150,000
Legal Fees	$300,000
Exchange listing fees	$30,000
Audit	$30,000
Miscellaneous expenses	$8,540

Total	$825,000

Item 28: Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 29: Number of Holders of Securities

August 25, 2020:

Title of Class	Number of Record Holders
Common Shares, $0.01 par value	1

Item 30: Indemnification

Section 4 of Article XII of the Registrant’s Declaration of Trust provides as follows:

Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person:

(a) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

(i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

(ii) by written opinion of independent legal counsel.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4, provided that either:

(a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

(b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4, a “Disinterested Trustee” is one (x) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

As used in this Section 4, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

The trustees and officers of the Registrant are covered by joint errors and omissions insurance policies against liability and expenses of claims of wrongful acts arising out of their position with the Registrant and other Nuveen funds, subject to such policies’ coverage limits, exclusions and deductibles.

Section 8 of the Form of Underwriting Agreement filed as Exhibit h.1 to this Registration Statement provides for each of the parties thereto, including the Registrant and the underwriters, to indemnify the others, their trustees, directors, certain of their officers, trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the

Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31: Business and Other Connections of Investment Adviser and Subadviser

(a) Nuveen Fund Advisors manages the Registrant and serves as investment adviser or manager to other open-end and closed-end management investment companies and to separately managed accounts. The principal business address for all of these investment companies and the persons named below, with the exception of Mr. Wachter, is 333 West Wacker Drive, Chicago, Illinois 60606. The principal business address for Mr. Wachter is 730 Third Avenue, New York, New York 10017.

A description of any other business, profession, vocation or employment of a substantial nature in which the directors and officers of Nuveen Fund Advisors or Nuveen Asset Management, LLC (“Nuveen Asset Management”) who serve as officers or Trustees of the Registrant have engaged during the last two years for his or her account or in the capacity of director, officer, employee, partner or trustee appears under “Management” in the Statement of Additional Information. Such information for the remaining senior officers of Nuveen Fund Advisors appears below:

Name and Position with Nuveen Fund Advisors	Other Business, Profession, Vocation or Employment During Past Two Years
Joseph T. Castro, Senior Managing Director	Senior Managing Director (since 2017), Head of Compliance (since 2013) of Nuveen, LLC; Senior Managing Director (since 2017) of Nuveen Services, LLC.

Erik Mogavero, Managing Director and Chief Compliance Officer

Formerly employed by Deutsche Bank (2013- August 2017) as Managing Director, Head of Asset Management and Wealth Management Compliance for the Americas region and Chief Compliance Officer of Deutsche Investment Management Americas.

Austin P. Wachter, Managing Director and Controller

Managing Director, Treasurer and Controller (since April 2017) (formerly, Assistant Treasurer and Assistant Controller) of Nuveen Asset Management, LLC; Managing Director (since 2017) of Nuveen Securities, LLC; Controller (since 2017) of Nuveen Investments, Inc., Nuveen Alternative Investments, LLC, Nuveen Alternatives Advisors LLC, Nuveen Finance, LLC, Nuveen Services, LLC, NWQ Investment Management Company, Santa Barbara Asset Management, LLC, Symphony Asset Management LLC and Winslow Capital Management, LLC; Controller (since 2014) of Nuveen, LLC; Controller (since 2016) formerly, Vice President and Funds Treasurer (2014-2016) of Teachers Advisors, LLC; Controller (since 2016), formerly, Senior Director and Funds Treasurer (2014-2016) of Teachers Insurance and Annuity Association of America.

Nuveen Asset Management serves as investment sub-adviser to the Registrant and also serves as investment sub-adviser to other open-end and closed-end funds and investment adviser to separately managed accounts. The following is a list of the remaining senior officers of Nuveen Asset Management. The principal business address of each person, with the exception of Mr. Wachter, is 333 West Wacker Drive, Chicago, Illinois 60606. The principal business address for Mr. Wachter is 730 Third Avenue, New York, New York 10017.

Name and Position with Nuveen Asset Management	Other Business, Profession, Vocation or Employment During Past Two Years
William T. Huffman, President	None

Stuart J. Cohen, Managing Director and Head of Legal	Managing Director and Assistant Secretary (since 2002) of Nuveen Securities, LLC; Managing Director (since 2007) and Assistant Secretary (since 2003) of Nuveen Fund Advisors, LLC.

Diane S. Meggs, Managing Director and Chief Compliance Officer	Managing Director and Compliance Manager (since 2011) of Nuveen Fund Advisors, LLC; Managing Director and Chief Compliance Officer (since 2013) of Nuveen Investments Advisers, LLC.

Austin P. Wachter, Managing Director and Controller

Managing Director and Controller (since 2017) (formerly, Assistant Treasurer and Assistant Controller) of Nuveen Asset Management, LLC; Controller (since 2017) of Nuveen Investments, Inc., Nuveen Alternative Investments, LLC, Nuveen Alternatives Advisors LLC, Nuveen Finance, LLC, Nuveen Services, LLC, NWQ Investment Management Company, Santa Barbara Asset Management, LLC, Symphony Asset Management LLC and Winslow Capital Management, LLC; Controller (since 2014) of Nuveen, LLC; Controller (since 2016) formerly, Vice President and Funds Treasurer (2014-2016) of Teachers Advisors, LLC; Controller (since 2016), formerly, Senior Director and Funds Treasurer (2014-2016) of Teachers Insurance and Annuity Association of America.

Item 32: Location of Accounts and Records

Nuveen Fund Advisors, 333 West Wacker Drive, Chicago, Illinois 60606, maintains the Declaration of Trust, By-laws, minutes of Trustees’ and shareholders’ meetings and contracts of the Registrant and all advisory material of the investment adviser.

State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111, maintains all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records not maintained by Nuveen Fund Advisors.

Item 33: Management Services

Not applicable.

Item 34: Undertakings

1.

Registrant undertakes to suspend the offering of its shares until it amends its prospectus if: (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement; or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	The Registrant undertakes that:

a. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

b. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Not applicable.

6.	Not applicable.

7.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-effective amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 28th day of August, 2020.

NUVEEN DYNAMIC MUNICIPAL OPPORTUNITIES FUND

/s/ GIFFORD R. ZIMMERMAN
Gifford R. Zimmerman,
Vice President and Secretary

Pursuant to the requirements of the Securities Act, this Post-effective amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ E. SCOTT WICKERHAM E. SCOTT WICKERHAM	Vice President and Controller (principal financial and accounting officer)	August 28, 2020

/s/ CEDRIC H. ANTOSIEWICZ CEDRIC H. ANTOSIEWICZ	Chief Administrative Officer (principal executive officer)	August 28, 2020

Terence J. Toth*	Chairman of the Board and Trustee

Jack B. Evans*	Trustee

William C. Hunter*	Trustee

Albin F. Moschner*	Trustee

John K. Nelson*	Trustee

Judith M. Stockdale*	Trustee

Carole E. Stone*	Trustee

Margaret L. Wolff*	Trustee

Robert L. Young*	Trustee

By: /s/ Gifford R. Zimmerman
Gifford R. Zimmerman,
Attorney-in-Fact
August 28, 2020

* The powers of attorney authorizing Gifford R. Zimmerman and Eric F. Fess, among others, to execute this Registration Statement, and Amendments thereto, for the Trustees of the Registrant on whose behalf this Registration Statement is filed, have been executed and are filed as exhibits to this Registration Statement.

INDEX TO EXHIBITS

h.1.	Underwriting Agreement

h.2	Specimen Dealer Letter Agreement

h.3	Specimen Nuveen Master Selected Dealer Agreement

h.4	Specimen Morgan Stanley & Co. LLC Master Selected Dealers Agreement

h.5	Specimen Morgan Stanley & Co. LLC Master Agreement Among Underwriters

h.6	Morgan Stanley & Co. LLC Structuring and Syndication Fee Agreement

h.7	BofA Securities, Inc. Structuring Fee Agreement

h.8	UBS Securities LLC Structuring Fee Agreement

h.9	Wells Fargo Securities, LLC Structuring Fee Agreement

h.10	Ameriprise Financial Services, LLC Fee Agreement

h.11	RBC Capital Markets, LLC Fee Agreement

h.12	Stifel, Nicolaus & Company, Incorporated Fee Agreement

h.13	Hilltop Securities Inc. Fee Agreement

h.14	Pershing LLC Fee Agreement

h.15	Wedbush Securities Inc. Fee Agreement

h.16	GMS Group, LLC Fee Agreement

h.17	BB&T Securities, LLC Fee Agreement

l.3	Consent of Stradley Ronon Stevens & Young, LLP

l.4	Consent of Morgan, Lewis & Bockius LLP

n.	Consent of KPMG LLP

s.	Powers of Attorney